GUATEMALAN CONSTITUTIONAL COURT REQUESTS ADDITIONAL INFORMATION

VANCOUVER, British Columbia – March 8, 2018 – Tahoe Resources Inc. (“Tahoe” or the “Company”) (TSX: THO, NYSE: TAHO) has been informed that the Constitutional Court of Guatemala requested additional information in the legal case regarding Minera San Rafael’s Escobal mining license. The Company has not yet received the formal resolution from the Court but understands the request requires certain information be provided to the Court within 15 business days from the date of the formal resolution. In addition to asking for original copies of documents submitted last July, some of the information requested by the Court includes: an anthropological study of the surrounding communities to establish the current populations of indigenous people in San Rafael las Flores and several surrounding communities, a third-party review of the Escobal Environmental Impact Study and the mitigation measures required by the study, and a third-party review of the Ministry of Energy and Mines’ consultation process that led to the initial mining license being granted in 2013. Some of the information requested appears to examine areas that were not appealed by any of the parties in the case.

Ron Clayton, Tahoe Resources President and CEO: “We are certainly disappointed with the continued delay in the case and the amount of time it has taken the Constitutional Court to request this information, but we are hopeful this means the Court is undertaking a serious review of the issues in this case, including a review of indigenous populations by the Ministry of Culture and compliance with International Labor Organization Convention 169. In the long term, ensuring that the Constitutional Court is fully informed about these critical issues will enhance the credibility of its final decision and, in turn, strengthen the Company’s community relationships and social license to operate. Given that much of the information requested was provided as part of the initial Court filings in July 2017, we urge the ministries, agencies, and third parties to comply with the Court’s 15-day deadline and the Court to provide its final ruling quickly thereafter. We strongly believe that the Court has all the information legally necessary to resolve this case today and therefore following receipt of this information, the Court should be prepared to follow legal precedent by upholding the lower court’s ruling to reinstate our license.”

The Company regrets that the termination of additional Minera San Rafael employees is now inevitable due to the continued delay in the legal proceedings. In total, approximately half of the employees will have had their contracts terminated as a result. Prior to the license suspension, Minera San Rafael employed 1,030 people, 97% of whom are Guatemalan and 50% of whom are from the Santa Rosa region.

Tahoe is eager to resume operations at Escobal in order to return benefit to employees, communities, and the region. Upon receipt of a favorable resolution from the Court, Tahoe will seek to restore its workforce. For every month of delay in operations at Escobal, approximately $4 million in taxes and royalties are not being paid to the Government of Guatemala and the local communities.

About Tahoe Resources Inc.

Tahoe’s strategy is to responsibly operate mines to world standards and to develop high quality precious metals assets in the Americas. Tahoe is a member of the S&P/TSX Composite and TSX Global Mining indices and the Russell 3000 on the NYSE. The Company is listed on the TSX as THO and on the NYSE as TAHO.

For further information, please contact:

Tahoe Resources Inc.
Alexandra Barrows, Vice President Investor Relations
investors@tahoeresources.com
Tel: 775-448-5812

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, and "forward-looking information" under the provisions of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of the Company. Forward-looking statements include, but are not limited to, timing and possible outcome of pending litigation, including any review or appeal of the definitive decision from the Supreme Court of Guatemala which reinstated the Company’s mining license in respect of the Escobal mine; the timing and results of the petition or any appeal for the annual renewal of Escobal’s export credential; the time and likelihood for responses of the Constitutional Court’s demands for additional information and studies and the time, likelihood and possible outcome of a decision to be issued by the Constitutional Court on appeal; the timing, scope, results and implications to the Company of court-ordered consultation processes; the timing and amount of foregone taxes and royalties; the timing and likelihood of further workforce reductions; the timing and likelihood of the road blockage being peacefully cleared and resolved; the timing and amount of estimated future production, costs of production, capital expenditures, exploration expenses, free cash flow, currency exchange rate fluctuations, requirements for additional capital; the future price of silver, gold, lead and zinc; government regulation of mining operations title disputes or claims; and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes”, or variations or comparable language of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, "should", “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, if untrue, could cause the actual results, performances or achievements of the Company to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Tahoe will operate in the future, including the price of silver, gold, lead and zinc, anticipated costs, sufficiency of capital resources and the possibility of considering alternative financing arrangements to meet strategic needs, and ability to achieve goals. Readers are cautioned that the foregoing list is not exhaustive. Tahoe’s actual results, programs and financial position could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, risks and uncertainties, many of which are beyond the Company’s control. These include, but are not necessarily limited to workings of the Guatemalan legal system, social unrest and political or economic instability in Guatemala and the Company’s ability to efficiently resume operations once the suspension of the mining license is lifted and roadblock is cleared, re-issuance of licenses, permits and credentials affecting the operation of the Company’s mines, and relationships with our partners, including employees, vendors and community populations.

Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, silver, gold, lead and zinc price volatility, discrepancies between actual and estimated production, mineral reserves and mineral resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Guatemala, Peru, and Canada, and other jurisdictions in which the Company does or may carry on business in the future, delays, suspension and technical challenges associated with capital projects, higher prices for fuel, steel, power, labor and other consumables, currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Tahoe believes its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include but are not limited to; the fluctuation of the price of silver and gold; opposition to development and mining operations by one or more groups of indigenous people; actions that impede or prevent the operations of the Company’s mines; the inability to develop and operate the Company’s mines or projects; social unrest and political or economic instability and uncertainties in the jurisdictions in which the Company operates; the timing and ability to maintain and, where necessary, obtain and renew necessary permits and licenses; changes in national and local government legislation, taxation and controls or regulations; environmental and other governmental regulation compliance; the uncertainty in the estimation of mineral resources and mineral reserves; fluctuations in currency exchange rates; infrastructure risks, including access to roads, water and power and the timing and possible outcome of pending or threatened litigation and the risk of unexpected litigation.

For a more detailed discussion of these and other risks relevant to the Company, see the Company’s Management’s Discussion and Analysis for the fourth quarter of 2017 filed on SEDAR and with the SEC on February 22, 2018 and our other public filings available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov or on the Company’s website at www.tahoeresources.com.

Although Tahoe has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and, accordingly, are subject to change after such date. Except as otherwise indicated by Tahoe, these statements do not reflect the potential impact of any non-recurring or other special items or of any disposition, monetization, merger, acquisition, other business combination or other transaction that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of Tahoe’s operating environment. Tahoe does not intend or undertake to publicly update any forward-looking statements that are included in this document, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.